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December 15, 2005	direct fax 404 541 3276
LLedbetter@KilpatrickStockton.com

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Mr. Geoffrey Ossias, Esq.
Examiner

Re:	Certegy Inc.
Amendment No. 2 to Schedule 14A
Filed December 14, 2005
File No. 001-16427

Dear Mr. Ossias:

Pursuant to your telephone conversation this morning with Kevin Hands of LeBoeuf, Lamb, Greene & MacRae LLP, we are writing to supplement our letter of December 14, 2005, accompanying the above-referenced filing to provide the following response to Comment No. 14 in your comment letter dated December 7, 2005.

14.                               We note your response to prior comment 58.  Please revise the additional material sent to us to show more clearly how it supports the various rankings upon which you rely, including the: 100 largest banks; five largest captive automotive finance companies; 50 largest commercial lenders; 50 largest mortgage loan originators; 25 largest loan servicers; and 20 largest sub-prime loan servicers.  Also, please provide investors with a relevant time frame for these rankings.

Response

On December 13, 2005, we sent to you under separate cover revisions to additional materials previously submitted to the staff, in response to this comment.  We have also revised pages 114 and 116 of the revised proxy statement in response to your comment.  In addition, we will revise our next filing on page 116 to remove the references to the number of mortgage loan originators Fidelity National Information Services, Inc. has as customers in the U.S.

We appreciate the staff’s attention to this filing.  If you have any questions or comments about the matters discussed herein, please contact Kevin Hands of Lebouef, Lamb, Greene & MacRae LLP, at (212) 424-8649, on behalf of FNF and FIS.

Very truly yours,

KILPATRICK STOCKTON LLP

/s/ Larry D. Ledbetter
Larry D. Ledbetter